Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Kirby 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129333 and 33-57625) pertaining to the Kirby 401(k) Plan of our report dated June 28, 2018, with respect to the statement of net assets available for benefits (modified cash basis), the related statement of changes in net assets available for benefits (modified cash basis) and supplemental schedule of assets (held at end of year) (modified cash basis) of the Kirby 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2017.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas
June 28, 2018